Exhibit 107

Calculation of Filing Fee Table

Schedule TO-I

(Form Type)

Morgan Stanley China A Share Fund, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$62,017,129(1)	0.01476%	$9,154(2)
Fees Previously Paid			—
Total Transaction Valuation	$62,017,129(1)
Total Fees Due for Filing			$9,154(2)
Total Fees Previously Paid			—
Total Fee Offsets
Net Fee Due			$9,154(2)

(1) Calculated as the aggregate maximum purchase price based upon the net asset value per share as of January 4, 2024 of $14.50 and the offer to purchase up to 4,342,176 shares.

(2) Calculated at $147.60 per $1,000,000 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2024.